UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

_____

Date of Report (Date of earliest
event reported): August 26, 2002

HARRIS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-3863	34-0276860
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1025 West NASA Blvd., Melbourne, FL	32919
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (321) 727-9100

No Change

(Former name or former address, if changed since last report.)

TABLE OF CONTENTS

Items 1.-4. Not Applicable.

Item 5. Other Events and Regulation FD Disclosure.

On August 26, 2002, Harris Corporation ("Harris") announced that it has completed the private placement sale of $150 million of 3.5% Convertible Debentures due 2022 to qualified institutional buyers under Rule 144A and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended.

A copy of the press release is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the closing of the sale of the Convertible Debentures, Harris entered into (a) an Indenture, dated as of August 26, 2002, between Harris, as Issuer, and The Bank of New York, as Trustee, (b) a Registration Rights Agreement, dated as of August 26, 2002, between Harris and each of Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., SunTrust Capital Markets, Inc., and Wachovia Securities, Inc., and (c) a Purchase Agreement dated as of August 20, 2002, between Harris and each of Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., SunTrust Capital Markets, Inc., and Wachovia Securities, Inc.

The Indenture, Registration Rights Agreement, and the Purchase Agreement are attached as Exhibits 99.2, 99.3, and 99.4, respectively.

Item 7. Financial Statements and Exhibits.

    (a)   Financial Statements.

           None.

    (b)   Pro Forma Financial Information.

           None.

    (c)   Exhibits.

The following documents are filed as Exhibits to this Report:

99.1	Press Release, dated August 26, 2002.
99.2	Indenture, dated as of August 26, 2002, between Harris Corporation, as Issuer, and The Bank of New York, as Trustee.

99.3	Registration Rights Agreement, dated as of August 26, 2002, by and between Harris Corporation, and each of Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., SunTrust Capital Markets, Inc., and Wachovia Securities, Inc.
99.4	Purchase Agreement, dated as of August 20, 2002, by and between Harris Corporation, and each of Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., SunTrust Capital Markets, Inc., and Wachovia Securities, Inc.

Items 8.-9. Not Applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION

By: /s/ D. S. Wasserman

Name: David S. Wasserman
Title: Vice President – Treasurer

Date: August 26, 2002

EXHIBIT INDEX

Exhibit No. Under Reg. S-K, Item 601	Description
99.1	Press Release, dated August 26, 2002.
99.2	Indenture, dated as of August 26, 2002, between Harris Corporation, as Issuer, and The Bank of New York, as Trustee.
99.3	Registration Rights Agreement, dated as of August 26, 2002, by and between Harris Corporation, and each of Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., SunTrust Capital Markets, Inc., and Wachovia Securities, Inc.
99.4	Purchase Agreement, dated as of August 20, 2002, by and between Harris Corporation, and each of Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., SunTrust Capital Markets, Inc., and Wachovia Securities, Inc.